UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CALIFORNIA BANCORP

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1300 Clay Street, Suite 500

(Address of Principal Executive Office (Street and Number))

Oakland, CA 94612

(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

California BanCorp (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense due to circumstances related to the coronavirus (COVID-19) global outbreak, including delays resulting from “stay-at-home” orders and recommendations. The Company requires additional time to complete the audit and to finalize and prepare the Form 10-K for filing. The Company expects to file the Form 10-K no later than fifteen calendar days following the due date of the Form 10-K.

Notwithstanding the Company’s inability to file its Form 10-K within the prescribed time period, the Company currently does not expect to report in its Form 10-K any material changes to its financial results from those previously reported in its Form 10 filed with the Commission on March 4, 2020.

The foregoing statements about the anticipated timing of the filing of and the financial results to be included in the Form 10-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

(Attach Extra Sheets if Needed)

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PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Thomas A. Sa	510	457-3737
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

California BanCorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2020	By	/s/ Thomas A. Sa
	Name:	Thomas A. Sa
	Title:	SEVP, Chief Financial Officer and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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